SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

RECEIVED
2009 JUL 17 A

09046556

July 9, 2009

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosure

dlw 7/17

United States Sec Filing
July 9, 2009

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated June 22, 2009;
2. News Release – dated June 23, 2009;
3. News Release – dated June 30, 2009.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 22, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS GRANTS STOCK OPTIONS

Sultan Minerals Inc. (TSX Venture: **SUL**) (the "Company") has granted a total of 6,000,000 incentive stock options to directors, officers, employees and consultants of the Company, exercisable over a five-year period expiring June 22, 2014, at a price of $0.10 per share. The stock options were issued in accordance with the Company's fixed number stock option plan approved by the Company's shareholders on June 24, 2008, and TSX Venture Exchange *Policy 4.4 – Incentive Stock Options*. Options granted to IR service providers are subject to vesting provisions over a 12-month period from the date of grant.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 23, 2009

TSX Venture Exchange - Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Resumes Drilling on Its Tungsten-Molybdenum Property

Sultan Minerals Inc. (SUL-TSX-Venture) ("Sultan") is pleased to announce that diamond drilling has resumed on its Jersey-Emerald Property in the Salmo area of British Columbia. Drilling is underway with a surface drill to investigate the potential of several new tungsten, zinc and molybdenum targets discovered in 2008 (see map).

Drill site preparation is currently underway and diamond drilling is scheduled to begin immediately. The program will initially involve drill testing three large new tungsten and zinc targets discovered by geochemical, geophysical and trenching programs completed in 2009 (see news release of February 17, 2009). Drilling is also planned for the recently acquired Victory Tungsten deposit and for targets discussed in the NI 43-101 Tungsten Resource Estimate released on January 21, 2009.

The Jersey-Emerald property is host to the historic Jersey Lead-Zinc Mine, British Columbia's second largest lead-zinc producer and the former Emerald Tungsten Mine, Canada's second largest tungsten mine. Year-round gravel roads and power lines cross the property and water is plentiful. Underground workings of the historic Jersey and Dodger deposits are in excellent condition allowing for future underground access with little rehabilitation.

The January 21, 2009, Tungsten Resource Estimate indicated remnant tungsten resource of 2,719,000 tons averaging 0.358% WO_3, and an additional inferred resource of 2,320,000 tons averaging 0.341% WO_3 at a 0.15% WO3 cutoff. Exploration completed in 2009 shows there is potential to significantly expand the tungsten resource with exploration in both the historically mined areas and the surrounding terrain.

A geological review of historic data from the Jersey Zinc mine is also underway. The purpose of the study is to evaluate the potential for remnant zinc mineralization within the historic mine and to identify potential drill targets adjacent to the former zinc workings. Drilling completed by Sultan in 2007 intersected widespread zinc mineralization marginal to the historic workings suggesting that important zinc mineralization may extend to the east, west and south of the former mine.

Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, BC, is managing the exploration drill program and is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects". Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Tungsten Mines is supervising the geological review of the Jersey Zinc Mine.

Sultan has recently completed a financing through Northern Securities and is well financed to undertake the work programs planned for its projects.
For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com



SALMO
SULTAN MINERALS INC.
JERSEY-EMERALD PROPERTY
Tungsten Resource Areas
& Proposed Tungsten Drill Targets
ASPEN
TUNGSTEN
SHOWING
British
Columbia
PROPERTY BORDER
HB MINE
7.3 Million Tons
@ 4.2% Zn + 0.8% Pb
Gravel Mining Road
VICTORY
TUNGSTEN DEPOSIT
82,000Tons @ 0.54%WO3
2009 Drill
Targets
INVINCIBLE
MINE
DODGER
4400 MINE
0.57%WO3/2.6m
EAST DODGER
MINE
0.65%WO3/4.3m
JERSEY
MINE
EMERALD
MINE
08POS-08/09
0.90%WO3
New
Discovery
08POS-11
1.05%Zn
0.14%WO3
08POS-04/05
0.13%WO3
08POS-12
0.18%WO3
SALMO RIVER
Creston 80 kms
kilometers
LEGEND
Significant Zinc, Tungsten and Molybdenum Assays
Tungsten Showings
Victory Tungsten Deposit
82,000Tons @ 0.54%WO3
HB Mine
7.3 Million Tons @ 4.2% Zn + 0.8% Pb
Emerald Mine Tungsten Deposits
1.6 Million Tons @ 0.76% WO3
Jersey Zinc Mine
8.0 Million Tons @ 3.6% Zn +2.0% Pb
Tungsten Resource
0.15% WO3 Cut Off
2.7 Million Tons @ 0.36% WO3 Measured & Indicated
2.3 Million Tons @ 0.34% WO3 Inferred
Proposed Tungsten Drill Targets
June 2009

This release was prepared by Sultan's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Sultan expects are forward-looking statements. Although Sultan believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Sultan, investors should review Sultan's filings that are available at www.sedar.com or Sultan's website at www.sultanminerals.com.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 30, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS COMPLETES BROKERED PRIVATE PLACEMENT

June 30, 2009, Vancouver, BC - Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan" or the "Company") is pleased to announce that it has completed its previously announced brokered private placement, through Northern Securities Inc. ("Northern" or the "Agent"), of 20,000,000 units (the "Units") at a price of $0.03 per Unit, for gross proceeds of $600,000 (the "Offering").

Each Unit is comprised of one (1) common share (the "Common Share") in the capital of Sultan and two-thirds (2/3) of one non-transferable share purchase warrant (the "Warrant"). Each whole Warrant is exercisable into one Common Share for a period of 60 months from the date of issue at an exercise price of $0.06 per share until June 30, 2010, and $0.12 per share thereafter until June 30, 2014, unless the expiry date is accelerated in accordance with the terms of the Warrants.

At closing of the Offering Northern received a Work Fee of 2% and a Commission of 10% of the gross proceeds of the Offering in connection with the Units sold by the Agent. One-half of each of the Work Fee and the Commission was payable in Units. The remaining portion of the Work Fee and the Commission was payable in cash or Units or any combination thereof at the discretion of the Agent. The Agent elected to receive $17,647.20 plus 910,160 Units as their Commission, and $4,495.20 and 149,840 Units as their Work Fee.

In addition, the Company issued to the Agent, at the closing of the Offering, 2,247,600 Agent's Options equal to 15% of the number of Units sold by the Agent pursuant to the Offering. Each Agent's Option is exercisable into one Agent's Unit at an issue price of $0.05 per Agent's Unit at any time prior to June 30, 2014. Each Agent's Unit has the same remaining terms as the Units issued pursuant to this Offering, including the accelerated expiry. **Subscriptions received from insiders, employees or affiliates of the Company were not subject to Work Fees or Commissions.**

All Units, Common Shares, Warrants, Agent's Options and any shares and/or warrants issuable upon the exercise thereof are subject to a hold period and may not be traded before October 31, 2009. Net proceeds from the Offering will be used for general working capital.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup,

President and CEO

For further information, please contact:

Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com